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               		     SECURITIES AND EXCHANGE COMMISSION
 			                        Washington, DC 20549


                         				SCHEDULE 13D
		               Under the Securities Exchange Act of 1934


                  			    (Amendment No.        )*

                 			   Quantum Health Resources, Inc.
			                        (Name of Issuer)
                       				 Common Stock
			                 (Title of Class of Securities)

                      				  74763L105
		                      		(CUSIP Number)

      	       Charles A. Nalbone, Bear, Stearns & Co. Inc.
	             115 South Jefferson Road, Whippany, NJ 07981
			                      (201) 739-2202
	            	(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                      				June 24, 1996
           	(Date of Event which Requires Filing of this Statement)


     	If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ] .

     	Check the following box if a fee is being paid with this statement
[ X ] . (A fee is not required only if the reporting person: 1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and 2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7)

Note: When filing this statement, in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.













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CUSIP NO.  74763L105

                                				13D


       	NAME OF REPORTING PERSON
       	S.S. OR I.R.S. NOTIFICATION NO. OF ABOVE PERSON:
1       BEAR, STEARNS & CO.  INC.
       	IRS #13-3299429

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*:
                                               								(a) [  ]
							                                               	(b) [  ]
3       SEC USE ONLY

4       SOURCE OF FUNDS*:
       	WC, PF

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       	ITEMS 2(d)(e):
							                                            	      [ X ]
6       CITIZENSHIP OR PLACE OF ORGANIZATION:
       	Delaware

                		7       SOLE VOTING POWER:

                       			1,141,459       (As of 6/25/96)

                		8       SHARED VOTING POWER:

                       			 96,000         (As of 6/25/96)

	                	9       SOLE DISPOSITIVE POWER:

                       			1,141,459       (As of 6/25/96)

	                	10      SHARED DISPOSITIVE POWER:

                        		 96,000         (As of 6/25/96)

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                       			1,237,459       (As of 6/25/96)

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
       	SHARES*:
							                                     	  [  ]

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
                       			8.2             (As of 6/25/96)

14      TYPE OF REPORTING PERSON*:
       	BD

              			See Instructions Before Filling Out!








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                       					SCHEDULE 13D

Item 1: Security and Issuer

	(a)     Title and Class:        Common Stock

	(b)     Name and address:       Quantum Health Resources, Inc.
                            					Two Parkwood Crossing
								310 East 96th Street, Ste. 300
				                            	Indianapolis, IN  46240

Item 2: Identity and Background Identity

	(a)  Name:                      Bear, Stearns & Co. Inc. ("Bear
                            					Stearns")

	(b)  Place of Organization:     Delaware

	(c)(i)   Principal Business:    Securities Broker/Dealer
	   (ii)  Address:               245 Park Avenue
                            					New York, NY 10167

    	The following information with respect to each executive officer and director of Bear Stearns is set forth on Appendix I hereto: (i) name,
(ii) business address, and (iii) principal occupation or employment.

	(d)  None

	(e)  See Appendix II

	(f)  See Appendix I

Item 3:  Source and Amount of Funds or Other Consideration

    	Working capital of Bear Stearns and personal funds of discretionary clients. The aggregate purchase price of the 3,545,943 shares of Common Stock was approximately $58,963,657.00.

Item 4:  Purpose of Transaction

    	Bear Stearns has acquired the Common Stock of Quantum Health Resources, Inc. in the ordinary course of its business as a broker/dealer in connection with its trading and investment activities. Bear Stearns may acquire additional securities of the Issuer or dispose of securities of the Issuer in connection with such trading and investment activities. Although the foregoing represents the range of activities presently contemplated by Bear Stearns with respect to the Issuer, it should be noted that the possible activities of Bear Stearns are subject to change at any time.

    	Except as set forth above, Bear Stearns has no present plans or intentions which relate to or would result in any of the actions described in subparagraph (a) through (j) of Item 4 of Schedule 13D.








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                 				     SCHEDULE 13D



Item 5: Interest in Securities of the Issuer as of 6/25/96

  (a)     Number:                                                 1,237,459*
       	  Percentage:                                                   8.2*

  (b)     1. Sole power to vote or to direct the vote:            1,141,459*
       	  2. Shared power to vote or to direct the vote:             96,000*
	         3. Sole power to dispose or to direct the disposition:  1,141,459*
       	  4. Shared power to dispose or to direct the disposition:   96,000*

  (c) Information concerning transactions in the common stock effected by Bear Stearns is set forth on Appendix III hereto.

  (d)     Inapplicable.

  (e)     Inapplicable.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

       	None

Item 7: Material to be Filed as Exhibits:

       	None



    * As of June 24, 1996, Bear Stearns owned a total of 970,393 Common Shares of the Issuer which represented 6.4 percent of the Common Shares outstanding of the Issuer. Of this 970,393 Common Shares of the Issuer owned, Bear Stearns had sole voting and sole dispositive power over 914,393 shares and shared voting and shared dispositive power over 56,000 shares.







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Signature:

     	After reasonable inquiry and to the best of my knowledge and belief,

I certify that the information set forth in this statement is true,

complete and correct.


Dated:                                            BEAR, STEARNS & CO. INC.


                                           					By:    /s/
					                                             	Barry Cohen
                                             						Senior Managing Director







                          		 APPENDIX I
      DIRECTORS AND EXECUTIVE OFFICERS OF BEAR, STEARNS & CO. INC.


       Name                 Principal Occupation or Employment

  Alan C. Greenberg         Chairman of the Board and Director

  James E. Cayne            President, Chief Executive Officer and Director

  Alan D. Schwartz          Executive Vice President and Director

  Warren J. Spector         Executive Vice President and Director

  Michael L. Tarnopol       Executive Vice President and Director

  John L. Knight            Director

  John M. Slade             Director Emeritus

  Kenneth L. Edlow          Secretary

  William J. Montgoris      Chief Financial Officer and Chief Operating Officer

  Michael J. Abatemarco     Controller and Assistant Secretary

  Michael Minikes           Treasurer

  Frederick B. Casey        Assistant Treasurer

  Mark E. Lehman            Executive Vice President, General Counsel and
                     			    Director

  Samuel L. Molinaro, Jr.   Senior Vice President - Finance



     	John L. Knight is a citizen of the United Kingdom and his business address is One Canada Square London E16 5AD England. Michael J. Abatemarco is a citizen of the United States and his business address is One Metrotech Center North, Brooklyn, New York 11201. All other Directors and Executive Officers are citizens of the United States and their business address is 245 Park Avenue, New York, New York 10167. Bear, Stearns & Co. Inc. is a wholly-owned subsidiary of The Bear Stearns Companies Inc. and of the persons named, all but John L. Knight hold similar office in the parent company.











                      				   APPENDIX II
			                          REGULATORY



November 19, 1991: The Commodity Futures Trading Commission filed its complaint against Bear Stearns and Stephen Johnson. Bear Stearns entered into a simultaneous settlement without admitting or denying the charges which had alleged three counts of violation of the Commodity Exchange Act: (i) failure to prepare a written record of orders including the account identification for orders placed on the Chicago Mercantile Exchange from the Dallas Branch Cattle Desk in the period July 1986 to February 1988 (Regulation 1.35 (a-l) (2)); (ii) failure to supervise the Dallas Branch Office Cattle Desk and the CME Floor (Regulation 166.3); and (iii) violation of a July 25, 1986 Cease and Desist involving failure to supervise order entry process. Bear Stearns neither admitting or denying the charges, paid $250,000 in settlement, and is ordered to cease and desist further violations of these three regulations.

January 16, 1992:  In the Matter of the Distribution of Securities
Issued by Certain Government Sponsored Enterprises: We, along with most of the other major dealers and banks, have settled an SEC administrative proceeding relating to our participation in the primary distributions of certain unsecured debt securities issued by GSEs (such as Fannie Mae, Freddie Mac, Federal Home Bank) by agreeing to a $100,000 fine, an order that we cease and desist from any further recordkeeping violations in connection with the distribution of the securities and undertaking to develop, implement and maintain policies reasonably designed to assure our future compliance with proper recordkeeping rules.





                      APPENDIX III
                      BEAR, STEARNS & CO. INC.

                      Quantum Health Resources, Inc.
                      Trading from 4/25/96 through 6/25/96

  DATE      QUANTITY         DESCRIPTION          PRICE / ENTRY     AMOUNT
  6/25/96    -40,000  Quantum Health Resources        17.1250     685,000.03-
  6/25/96    600,000  Quantum Health Resources        17.0000  10,200,000.00
  6/25/96     -1,000  Quantum Health Resources        17.1250      17,125.00-
  6/25/96     -1,000  Quantum Health Resources        17.1250      17,125.00-
  6/25/96     -1,900  Quantum Health Resources        17.2500      32,775.00-
  6/25/96     -2,000  Quantum Health Resources        17.1250      34,250.00-
  6/25/96     -4,000  Quantum Health Resources        17.0625      68,250.00-
  6/25/96     -5,000  Quantum Health Resources        17.1875      85,937.50-
  6/25/96     -5,000  Quantum Health Resources        17.0625      85,312.50-
  6/25/96     -8,000  Quantum Health Resources        17.0625     136,500.00-
  6/25/96    -10,000  Quantum Health Resources        17.1875     171,875.00-
  6/25/96    -10,000  Quantum Health Resources        17.1250     171,250.00-
  6/25/96    -25,000  Quantum Health Resources        17.1250     428,125.00-
  6/25/96        -34  Quantum Health Resources        17.2500         586.50-
  6/25/96   -300,000  Quantum Health Resources        17.1250   5,137,500.03-
  6/24/96    300,000  Quantum Health Resources        17.0000   5,100,000.00
  6/24/96    -45,000  Quantum Health Resources        17.1250     770,625.00-
  6/20/96      1,000  Quantum Health Resources        17.1250      17,125.00
  6/20/96     10,000  Quantum Health Resources        17.1250     171,250.00
  6/20/96       -100  Quantum Health Resources        17.1250       1,712.50-
  6/20/96       -500  Quantum Health Resources        17.1250       8,562.50-
  6/20/96     -3,500  Quantum Health Resources        17.1250      59,937.50-
  6/19/96      5,000  Quantum Health Resources        17.2500      86,250.00
  6/18/96      1,000  Quantum Health Resources        17.3750      17,375.00
  6/17/96        500  Quantum Health Resources        17.6250       8,812.50
  6/17/96        500  Quantum Health Resources        17.6875       8,843.75
  6/17/96      1,000  Quantum Health Resources        17.6250      17,625.00
  6/17/96      1,000  Quantum Health Resources        17.6875      17,687.50
  6/17/96      1,000  Quantum Health Resources        17.6875      17,687.50
  6/17/96      1,000  Quantum Health Resources        17.6250      17,625.00
  6/17/96      1,000  Quantum Health Resources        17.6250      17,625.00
  6/17/96      4,500  Quantum Health Resources        17.6250      79,312.50
  6/17/96     10,000  Quantum Health Resources        17.6250     176,250.00
  6/17/96     -1,000  Quantum Health Resources        17.8750      17,875.00-
  6/17/96     -1,000  Quantum Health Resources        17.8750      17,875.00-
  6/14/96        100  Quantum Health Resources        17.6875       1,768.75
  6/14/96        100  Quantum Health Resources        17.6875       1,768.75
  6/14/96      1,000  Quantum Health Resources        17.6875      17,687.50
  6/14/96      1,700  Quantum Health Resources        17.6875      30,068.75
  6/14/96      2,000  Quantum Health Resources        17.6875      35,375.00
  6/14/96      3,100  Quantum Health Resources        17.6875      54,831.25
  6/14/96      7,000  Quantum Health Resources        17.6875     123,812.50
  6/14/96     -8,000  Quantum Health Resources        17.7500     142,000.00-
  6/13/96        300  Quantum Health Resources        17.5625       5,268.75
  6/13/96        500  Quantum Health Resources        17.5625       8,781.25
  6/13/96        500  Quantum Health Resources        17.5625       8,781.25
  6/13/96      1,000  Quantum Health Resources        17.3750      17,375.00
  6/13/96      1,000  Quantum Health Resources        17.5625      17,562.50
  6/13/96      2,000  Quantum Health Resources        17.5625      35,125.00
  6/13/96      5,000  Quantum Health Resources        17.5625      87,812.50
  6/13/96      5,000  Quantum Health Resources        17.5625      87,812.50
  6/13/96      5,000  Quantum Health Resources        17.5625      87,812.50
  6/13/96      7,500  Quantum Health Resources        17.5625     131,718.75
  6/13/96      8,200  Quantum Health Resources        17.5625     144,012.50
  6/13/96    -10,000  Quantum Health Resources        17.6250     176,250.00-
  6/12/96        100  Quantum Health Resources        17.6250       1,762.50
  6/12/96      1,000  Quantum Health Resources        17.5000      17,500.00
  6/12/96      1,000  Quantum Health Resources        17.5000      17,500.00
  6/12/96      1,000  Quantum Health Resources        17.6250      17,625.00
  6/12/96      1,100  Quantum Health Resources        17.6250      19,387.50
  6/12/96      2,000  Quantum Health Resources        17.6250      35,250.00
  6/12/96      2,000  Quantum Health Resources        17.0625      35,375.00
  6/12/96      2,500  Quantum Health Resources        17.5625      43,906.25
  6/12/96      3,900  Quantum Health Resources        17.6250      68,737.50
  6/12/96      4,800  Quantum Health Resources        17.6250      84,600.00
  6/12/96      5,000  Quantum Health Resources        17.5625      87,812.50
  6/12/96      5,000  Quantum Health Resources        17.5625      87,812.50
  6/12/96      5,000  Quantum Health Resources        17.6875      88,437.50
  6/12/96      5,300  Quantum Health Resources        17.6250      93,412.50
  6/12/96      6,100  Quantum Health Resources        17.6250     107,512.50
  6/12/96      7,500  Quantum Health Resources        17.5625     131,718.75
  6/12/96       -500  Quantum Health Resources        17.2031       8,820.31-
  6/12/96     -1,000  Quantum Health Resources        17.5000      17,500.00-
  6/12/96     -1,000  Quantum Health Resources        17.5000      17,500.00-
  6/12/96     -1,300  Quantum Health Resources        17.6250      22,912.50-
  6/12/96    -10,000  Quantum Health Resources        17.6875     176,875.00-
  6/11/96        100  Quantum Health Resources        17.1250       1,712.50
  6/11/96      1,000  Quantum Health Resources        16.9375      16,937.50
  6/11/96      2,000  Quantum Health Resources        17.1250      34.250.00
  6/10/96      1,000  Quantum Health Resources        17.0000      17,000.00
   6/7/96      1,000  Quantum Health Resources        17.0000      17,000.00
   6/7/96        800  Quantum Health Resources        16.8125      13,450.00
   6/7/96      1,000  Quantum Health Resources        16 9400      16,940.00
   6/7/96      1,000  Quantum Health Resources        16.6250      16,625.00
   6/7/96      2,500  Quantum Health Resources        16 8480      42,120.00
   6/7/96     -5,000  Quantum Health Resources        17.2500      86,250.00-
   6/7/96      1,000  Quantum Health Resources        17.3750      17,375.00
   6/7/96      2,000  Quantum Health Resources        17.5000      35,000.00
   6/7/96        130  Quantum Health Resources        17.5000       2,275.00
   6/5/96      3,500  Quantum Health Resources        17.5000      61,250.00
  5/31/96      1,000  Quantum Health Resources        17.6250      17,625.00
  5/31/96      5,000  Quantum Health Resources        17.6250      88,125.00
  5/31/96     25,000  Quantum Health Resources        17 5900     439,750.00
  5/31/96       -100  Quantum Health Resources        17.6875       1,768.75-
  5/31/96       -100  Quantum Health Resources        17.6875       1,768.75-
  5/31/96     -1,000  Quantum Health Resources        17.6250      17,625.00-
  5/31/96     -2,500  Quantum Health Resources        17.6250      44,062.50-
  5/31/96     -5,000  Quantum Health Resources        17.6875      88,437.50-
  5/31/96     -6,000  Quantum Health Resources        17.6250     105,750.00-
  5/31/96    -15,000  Quantum Health Resources        17 7000     265,500.00-
  5/30/96     20,000  Quantum Health Resources        17 5300     350,600.00
  5/30/96        200  Quantum Health Resources        17.2500       3,450.00
  5/30/96    -13,000  Quantum Health Resources        17 6500     229,450.00-
  5/29/96      1,000  Quantum Health Resources        17.5000      17,500.00
  5/28/96        100  Quantum Health Resources        17.3750       1,737.50
  5/28/96      1,000  Quantum Health Resources        17.3750      17,375.00
  5/28/96      2,000  Quantum Health Resources        17.8750      35,750.00
  5/28/96      3,000  Quantum Health Resources        17.8750      53,625.00
  5/28/96      4,000  Quantum Health Resources        17.3750      69,500.00
  5/28/96     72,100  Quantum Health Resources        17 7975   1,283,199.75
  5/28/96     -4,000  Quantum Health Resources        17.6875      70,750.00-
  5/24/96        200  Quantum Health Resources        17.2500       3,450.00
  5/24/96        300  Quantum Health Resources        17.2500       5,175.00
  5/24/96        500  Quantum Health Resources        17.2500       8,625.00
  5/24/96      1,000  Quantum Health Resources        17.5000      17,500.00
  5/24/96      1,000  Quantum Health Resources        17.3750      17,375.00
  5/24/96      1,000  Quantum Health Resources        17.5000      17,500.00
  5/24/96      1,000  Quantum Health Resources        17.5625      17,562.50
  5/24/96      1,000  Quantum Health Resources        17.5000      17,500.00
  5/24/96      1,000  Quantum Health Resources        17.2500      17,250.00
  5/24/96      1,000  Quantum Health Resources        17.2500      17,250.00
  5/24/96      1,000  Quantum Health Resources        17.2500      17,250.00
  5/24/96      1,000  Quantum Health Resources        17.2500      17,250.00
  5/24/96      1,000  Quantum Health Resources        17.2500      17,250.00
  5/24/96      1,000  Quantum Health Resources        17.2500      17,250.00
  5/24/96      1,000  Quantum Health Resources        17.2500      17,250.00
  5/24/96      1,000  Quantum Health Resources        17.2500      17,250.00
  5/24/96      1,000  Quantum Health Resources        17.2500      17,250.00
  5/24/96      1,000  Quantum Health Resources        17.3750      17,375.00
  5/24/96      1,000  Quantum Health Resources        17.3750      17,375.00
  5/24/96      1,500  Quantum Health Resources        17.5000      26,250.00
  5/24/96      2,000  Quantum Health Resources        17.2500      34,500.00
  5/24/96      2,000  Quantum Health Resources        17.3750      34,750.00
  5/24/96      2,000  Quantum Health Resources        17.3125      34,625.00
  5/24/96      2,500  Quantum Health Resources        17.5000      43,750.00
  5/24/96      3,000  Quantum Health Resources        17.2500      51,750.00
  5/24/96      5,000  Quantum Health Resources        17.2500      86,250.00
  5/24/96     -5,000  Quantum Health Resources        17 3250      86,250.00-
  5/24/96    -20,000  Quantum Health Resources        17 1270     342,540.00-
  5/23/96      1,000  Quantum Health Resources        17.0000      17,000.00
  5/23/96      1,000  Quantum Health Resources        17.0000      17,000.00
  5/23/96      1,000  Quantum Health Resources        16.8750      16,875.00
  5/23/96      1,900  Quantum Health Resources        17.1250      32,537.50
  5/23/96      2,500  Quantum Health Resources        17.1250      42,812.50
  5/23/96      3,000  Quantum Health Resources        17.0625      51,187.50
  5/23/96      5,000  Quantum Health Resources        17.0625      85,312.50
  5/23/96      7,500  Quantum Health Resources        17.1250     128,437.50
  5/23/96     10,000  Quantum Health Resources        17.1250     171,250.00
  5/23/96     18,100  Quantum Health Resources        17.1250     309,962.50
  5/23/96    -10,000  Quantum Health Resources        17.1250     171,250.00-
  5/23/96    -20,000  Quantum Health Resources        17.1875     343,750.00-
  5/22/96        100  Quantum Health Resources        16.7500       1,675.00
  5/22/96        300  Quantum Health Resources        16.6875       5,006.25
  5/22/96      4,700  Quantum Health Resources        16.6875      78,431.25
  5/22/96      5,000  Quantum Health Resources        16.6875      83,437.50
  5/22/96     10,000  Quantum Health Resources        16.6875     166,875.00
  5/22/96    -41,000  Quantum Health Resources        16 7729     687,688.90-
  5/21/96        150  Quantum Health Resources        16.5000       2,475.00
  5/21/96      1,000  Quantum Health Resources        16.6250      16,625.00
  5/21/96      2,000  Quantum Health Resources        16.6250      33,250.00
  5/21/96      2,500  Quantum Health Resources        16.6875      41,718.75
  5/21/96      5,000  Quantum Health Resources        16.6875      83,437.50
  5/21/96     10,000  Quantum Health Resources        16.6250     166,250.00
  5/21/96    -15,000  Quantum Health Resources        16.7500     251,250.00-
  5/20/96         50  Quantum Health Resources        16.5000         825.00
  5/20/96        700  Quantum Health Resources        16.5625      11,593.75
  5/20/96      1,500  Quantum Health Resources        16.5625      24,843.75
  5/20/96      4,000  Quantum Health Resources        16.5625      66,250.00
  5/20/96      5,000  Quantum Health Resources        16.5625      82,812.50
  5/20/96      7,800  Quantum Health Resources        16.5625     129,187.50
  5/20/96     10,000  Quantum Health Resources        16.5625     165,625.00
  5/20/96     10,000  Quantum Health Resources        16.5625     165,625.00
  5/20/96     10,000  Quantum Health Resources        16.5625     165,625.00
  5/20/96     14,600  Quantum Health Resources        16.5625     241,812.50
  5/20/96    429,650  Quantum Health Resources        16 5025   7,090,299.13
  5/20/96   -454,000  Quantum Health Resources        16 6250   7,547,750.00-
  5/17/96        250  Quantum Health Resources        16.5000       4,125.00
  5/17/96    125,000  Quantum Health Resources        16 5530   2,069,125.00
  5/17/96   -100,000  Quantum Health Resources        16 6875   1,668,750.00-
  5/16/96     22,000  Quantum Health Resources        16.5000     363,000.00
  5/16/96    200,000  Quantum Health Resources        16 4713   3,294,260.00
  5/16/96       -500  Quantum Health Resources        16.5625       8,281.25-
  5/16/96     -4,800  Quantum Health Resources        16.5625      79,500.00-
  5/16/96     -4,800  Quantum Health Resources        16.5625      79,500.00-
  5/16/96     -5,000  Quantum Health Resources        16.5625      82,812.50-
  5/16/96     -5,200  Quantum Health Resources        16.5625      86,125.00-
  5/16/96    -10,000  Quantum Health Resources        16.5625     165,625.00-
  5/16/96     -7,000  Quantum Health Resources        16.6250     116,375.00-
  5/16/96   -210,000  Quantum Health Resources        16 6176   3,489,696.00-
  5/15/96        300  Quantum Health Resources        16.6250       4,987.50
  5/15/96      1,000  Quantum Health Resources        16.7500      16,750.00
  5/15/96      1,000  Quantum Health Resources        16.7500      16,750.00
  5/15/96      1,000  Quantum Health Resources        16.6250      16,625.00
  5/15/96      1,000  Quantum Health Resources        16.6250      16,625.00
  5/15/96      3,000  Quantum Health Resources        16.7500      50,250.00
  5/15/96     40,000  Quantum Health Resources        16 5650     662,600.00
  5/15/96    -73,000  Quantum Health Resources        16 7309   1,221,355.70-
  5/14/96      5,000  Quantum Health Resources        16 4650      82,325.00
  5/14/96        463  Quantum Health Resources        16.5000       7,639.50
  5/14/96      1,000  Quantum Health Resources        16.7500      16,750.00
  5/14/96    400,000  Quantum Health Resources        16 2370   6,494,800.00
  5/14/96       -500  Quantum Health Resources        17.0000       8,500.00-
  5/14/96       -700  Quantum Health Resources        17.0000      11,900.00-
  5/14/96     -1,000  Quantum Health Resources        17.0000      17,000.00-
  5/14/96     -1,000  Quantum Health Resources        16.6250      16,625.00-
  5/14/96     -1,000  Quantum Health Resources        16.6250      16,625.00-
  5/14/96     -6,000  Quantum Health Resources        16.7500     100,500.00-
  5/14/96     -3,000  Quantum Health Resources        16 4781      49,434.30-
  5/14/96    -50,000  Quantum Health Resources        16 4063     820,315.00-
  5/14/96   -197,000  Quantum Health Resources        16 3531   3,221,560.70-
  5/10/96     -1,000  Quantum Health Resources        16 1250      16,125.00-
  5/10/96    200,000  Quantum Health Resources        15 9710   3,194,200.00
  5/10/96     -2,000  Quantum Health Resources        16 2500      32,500.00-
  5/10/96   -147,000  Quantum Health Resources        16 1250   2,370,375.00-
   5/9/96      1,000  Quantum Health Resources        16.0000      16,000.00
   5/9/96      1,000  Quantum Health Resources        16.0000      16,000.00
   5/9/96      1,000  Quantum Health Resources        16.0000      16,000.00
   5/9/96      1,000  Quantum Health Resources        16.1250      16,125.00
   5/9/96      5,000  Quantum Health Resources        16.0000      80,000.00
   5/9/96    100,000  Quantum Health Resources        16 0025   1,600,250.00
   5/9/96       -300  Quantum Health Resources        16.1250       4,837.50-
   5/9/96     -2,000  Quantum Health Resources        16.1875      32,375.00-
   5/9/96     -3,000  Quantum Health Resources        16.1875      48,562.50-
   5/9/96     -3,000  Quantum Health Resources        16.1250      48,375.00-
   5/9/96    -20,000  Quantum Health Resources        16.0625     321,250.00-
   5/9/96    -38,200  Quantum Health Resources        16 2007     618,866.74-
   5/8/96     50,000  Quantum Health Resources        16 2500     812,500.00
   5/8/96      1,000  Quantum Health Resources        16.2500      16,250.00
   5/8/96      1,000  Quantum Health Resources        16.2500      16,250.00
   5/8/96     10,000  Quantum Health Resources        16.2500     162,500.00
   5/8/96    200,000  Quantum Health Resources        16 1525   3,230,500.00
   5/8/96      1,000  Quantum Health Resources        15.6875      15,937.50
   5/8/96       -700  Quantum Health Resources        16.3125      11,418.75-
   5/8/96     -1,100  Quantum Health Resources        16.3125      17,943.75-
   5/8/96     -1,400  Quantum Health Resources        16.3125      22,837.50-
   5/8/96     -2,500  Quantum Health Resources        16.3125      40,781.25-
   5/8/96     -3,300  Quantum Health Resources        16.3125      53,831.25-
   5/8/96     -3,500  Quantum Health Resources        16.3125      57,093.75-
   5/8/96     -3,600  Quantum Health Resources        16.3125      58,725.00-
   5/8/96     -3,900  Quantum Health Resources        16.3125      63,618.75-
   5/8/96     -5,200  Quantum Health Resources        16.2500      84,500.00-
   5/8/96     -6,100  Quantum Health Resources        16.3125      99,506.25-
   5/8/96    -50,000  Quantum Health Resources        16.3125     815,625.00-
   5/8/96    -97,500  Quantum Health Resources        16 3125   1,590,468.75-
   5/7/96      5,000  Quantum Health Resources        16.2500      81,250.00
   5/7/96        500  Quantum Health Resources        16.2500       8,125.00
   5/7/96      1,300  Quantum Health Resources        16.3750      21,287.50
   5/7/96      1,700  Quantum Health Resources        16.3750      27,837.50
   5/7/96      5,000  Quantum Health Resources        16.3750      81,875.00
   5/7/96      5,000  Quantum Health Resources        16.3750      81,875.00
   5/7/96     10,000  Quantum Health Resources        16.3750     163,750.00
   5/7/96     10,000  Quantum Health Resources        16.3750     163,750.00
   5/7/96        100  Quantum Health Resources        16.2500       1,625.00
   5/6/96        300  Quantum Health Resources        16.2500       4,875.00
   5/6/96      1,500  Quantum Health Resources        16.3125      24,468.75
   5/6/96        200  Quantum Health Resources        16.2500       3,250.00
   5/6/96     -7,500  Quantum Health Resources        16.3750     122,812.50-
   5/3/96      1,550  Quantum Health Resources        16.3125      25,284.38
   5/3/96      2,000  Quantum Health Resources        16.3125      32,625.00
   5/3/96      5,000  Quantum Health Resources        16.2500      81,250.00
   5/3/96     40,000  Quantum Health Resources        16 2500     650,000.00
   5/3/96        550  Quantum Health Resources        15.6875       8,765.63
   5/3/96     -5,000  Quantum Health Resources        16.3125      81,562.50-
   5/3/96    -39,500  Quantum Health Resources        16.3750     646,812.54-
   5/2/96        200  Quantum Health Resources        15.8750       3,175.00
   5/2/96      1,100  Quantum Health Resources        16.0000      17,600.00
   5/2/96      1,800  Quantum Health Resources        16.1875      29,137.50
   5/2/96        400  Quantum Health Resources        16.2500       6,500.00
   5/2/96      1,000  Quantum Health Resources        16.5000      16,500.00
   5/2/96      1,000  Quantum Health Resources        16.5000      16,500.00
   5/2/96     10,000  Quantum Health Resources        16.3750     163,750.00
   5/2/96      1,000  Quantum Health Resources        16.2500      16,250.00
   5/2/96      5,000  Quantum Health Resources        16.4375      82,187.50
   5/2/96      8,000  Quantum Health Resources        16.3750     131,000.00
   5/2/96    143,000  Quantum Health Resources        16 5000   2,359,500.00
   5/2/96        500  Quantum Health Resources        15.6875       7,968.75
   5/2/96        950  Quantum Health Resources        15.5625      15,021.88
   5/2/96       -600  Quantum Health Resources        16.3750       9,825.00-
   5/2/96    -20,000  Quantum Health Resources        16.6250     332,500.00-
   5/2/96    -42,500  Quantum Health Resources        16.5625     703,906.25-
   5/2/96    -45,000  Quantum Health Resources        16 5972     746,874.00-
   5/1/96      1,200  Quantum Health Resources        14.3750      17,250.00
   5/1/96     -1,000  Quantum Health Resources        14.3750      14,375.00-
  4/30/96        900  Quantum Health Resources        14.0625      12,656.25
  4/30/96      1,000  Quantum Health Resources        14.1250      14,125.00
  4/30/96       -200  Quantum Health Resources        14.0000       2,800.00-
  4/30/96       -800  Quantum Health Resources        14.0000      11,200.00-
  4/30/96     -1,800  Quantum Health Resources        14.0000      25,200.00-
  4/30/96       -200  Quantum Health Resources        14.5625       2,912.50-
  4/29/96        100  Quantum Health Resources        14.1875       1,418.75
  4/29/96        300  Quantum Health Resources        14.1250       4,237.50
  4/29/96        500  Quantum Health Resources        14.1875       7,093.75
  4/29/96        600  Quantum Health Resources        14.1875       8,512.50
  4/29/96        900  Quantum Health Resources        14.1875      12,768.75
  4/29/96       1000  Quantum Health Resources        14.5000      14,500.00
  4/29/96       1000  Quantum Health Resources        14.2500      14,250.00
  4/29/96       1000  Quantum Health Resources        14.1250      14,125.00
  4/29/96       1000  Quantum Health Resources        14.5000      14,500.00
  4/29/96       1000  Quantum Health Resources        14.5000      14,500.00
  4/29/96       1000  Quantum Health Resources        14.1875      14,187.00
  4/29/96       1000  Quantum Health Resources        14.1875      14,187.00
  4/29/96       1400  Quantum Health Resources        14.1875      19,862.00
  4/29/96       1500  Quantum Health Resources        14.1875      21,281.25
  4/29/96       2000  Quantum Health Resources        14.1875      28,375.00
  4/29/96       3000  Quantum Health Resources        14.1875      42,562.50
  4/29/96      -1000  Quantum Health Resources        14.1250      14,125.00-
  4/29/96      -1000  Quantum Health Resources        14.5000      14,500.00-
  4/29/96      -1000  Quantum Health Resources        14.5000      14,500.00-
  4/29/96      -1000  Quantum Health Resources        14.5000      14,500.00-
  4/29/96      -1000  Quantum Health Resources        14.5000      14,500.00-
  4/29/96      -1000  Quantum Health Resources        14.1875      14,187.50-
  4/29/96     -10000  Quantum Health Resources        14.2500     142,500.00-
  4/26/96        200  Quantum Health Resources        13.8750       2,775.00
  4/26/96       1000  Quantum Health Resources        13.9375      13,937.50
  4/26/96       1000  Quantum Health Resources        13.5625      13,562.50
  4/26/96      -1000  Quantum Health Resources        13.8750      13,875.00-
  4/26/96      -1000  Quantum Health Resources        13.3750      13,375.00-
  4/25/96        800  Quantum Health Resources        13.2500      10,600.00
  4/25/96       1000  Quantum Health Resources        13.5000      13,500.00
  4/25/96       1000  Quantum Health Resources        13.3750      13,375.00
  4/25/96       1000  Quantum Health Resources        13.6250      13,625.00
  4/25/96       1800  Quantum Health Resources        13.2500      23,850.00
  4/25/96       3000  Quantum Health Resources        13.3750      40,125.00
  4/25/96       -200  Quantum Health Resources        13.3750       2,675.00-
  4/25/96      -1000  Quantum Health Resources        13.5000      13,500.00-
  4/25/96      -1000  Quantum Health Resources        13.5000      13,500.00-
  4/25/96      -1000  Quantum Health Resources        13.3750      13,375.00-
  4/25/96      -1000  Quantum Health Resources        13.3750      13,375.00-
  4/25/96      -1000  Quantum Health Resources        13.3750      13,375.00-
  4/25/96      -1000  Quantum Health Resources        13.3750      13,375.00-
  4/25/96      -1000  Quantum Health Resources        13.3750      13,375.00-
  4/25/96      -2000  Quantum Health Resources        13.3750      26,750.00-


                   APPENDIX III
                   BEAR, STEARNS & CO. INC.

                   Quantum Health Resources, Inc.
                   Trading from 4/25/96 through 6/25/96
                   (Various Discretionary Accounts)
                   (Aggregate Transactions)


  DATE   QUANTITY          DESCRIPTION         PRICE / ENTRY    AMOUNT

 6/25/96     40,000  Quantum Health Resources, Inc.    17.1250     674,125.65
 5/20/96      7,500  Quantum Health Resources, Inc.    16.6250     124,687.50
 5/14/96     21,500  Quantum Health Resources, Inc.    16.1250     346,112.93
 5/10/96     14,500  Quantum Health Resources, Inc.    16.1850     250,165.60
  5/3/96     12,500  Quantum Health Resources, Inc.    16.3750     204,687.53